ROBINSON & COLE LLP

ELLIOT H. LUTZKER

885 Third Avenue
Suite 2800
New York, NY 10022
Main (212) 451-2900
Fax (212) 451-2999
elutzker@rc.com
Direct (212) 451-2906

Also admitted in Florida

September 16, 2005

Via Federal Express

Ms. Jessica Livingston
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Ocean West Holding Corporation**
Preliminary Information Statement filed July 18, 2005
File No. 000-49971

Dear Ms. Livingston:

In connection with the above-referenced matter and on behalf of our client Ocean West Holding Corporation (the "Company"), enclosed is our response to your letter, dated August 10, 2005. Also enclosed herewith is a courtesy copy of the Amended Schedule 14C, as filed with the Securities and Exchange Commission on September 16, 2005 (the "Amended Schedule 14C"), and a copy of this Amended Schedule 14C redlined against the version of the Schedule 14C filed with the SEC on July 18, 2005. Finally, as requested, we have included copies of the five exhibits to the Company's Private Placement Memorandum, dated as of June 2, 2005.

Please let me know if you have any questions or if you wish to discuss this matter further please do not hesitate to call me at (212) 451-2906.



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Very truly yours,

ROBINSON & COLE LLP

Elliot H. Lutzker

cc: Darryl Cohen
     President and Chief Executive Officer

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